Exhibit 99.1
Sify Technologies Ltd. reports Third-Quarter results for 2010-11
Revenue at US$38.72 million and EBITDA at US$2.13 million
Chennai, Friday, 21st January, 2011: Sify Technologies Limited (NASDAQ Global Markets: SIFY) today announced financial results for its third quarter ended 31st December 2010.
Financial Highlights:
•	Sify’s total operating revenues were at US$ 38.72 million in the third quarter 2010-11.
•	EBITDA is at US$ 2.13 million vis-à-vis US$ 1.21 million in the previous quarter. Previous year third quarter EBITDA was at US$ 1.17 million.
•	After substantial depreciation and interest, the net loss for the quarter was at US$ 2.09 million.
•	Capital infusion of US$ 21.7 million during this quarter.
•	Cash generated from operations for the last nine months was at US$ 3.56 million
Mr. Raju Vegesna, Promoter & CMD, said “Even though we have seen a sharp drop in bandwidth prices in the market, our enterprise business has shown resilience by taking a pro-active approach to protect margins. We are committed to monetizing our investments in EIG under-sea cable, commissioning the Noida Data Center in the next fiscal year and expanding our network. Managed Services Practice in our Infrastructure Management Business is witnessing satisfactory growth. The Consumer business is transiting to a more scalable model to support healthy revenues with emphasis on delivery of Value Added Services on the Cloud platform.” He further added, “Our focus will always be healthy revenue growth with continued focus on cost management. This will be a continuous process.”
Mr. CVS Suri, Chief Operating Officer, said, “We see process improvements and revenue productivity making an impact on our bottom-line and have aligned all the teams in this endeavor. We have rolled out a new Performance Management System and a new Procurement system which enables us to leverage untapped potential and accelerate realization of the benefits of cost optimization efforts underway. We have also aligned the organization structure to the needs of the market for better revenue growth.”
Mr. MP Vijay Kumar, Chief Financial Officer, said “Relentless focus on hygiene has enabled us to sustain a positive EBITDA over the last few quarters and shown a healthy growth this quarter. The Promoters have in response to their subscription to the capital of US$ 86 million, already infused capital of US$21.7 million. The infusion of capital has improved our liquidity position and will help us to fund our Data Center and Network expansion. Consequent to the on-going changes in the consumer business model, we will review productivity of related assets.”

Unaudited Consolidated income statement as per IFRS
(In $  million, all translated at $1 = Rs.44.81)

	Quarter ended	Quarter Edned	Quarter ended
	December	December	September
	2010	2009	2010
Description	Unaudited	Audited	Unaudited

Enterprise	31.73	31.00	31.43
Consumer	2.77	4.31	3.04
Others	4.22	3.20	3.84

Revenue	38.72	38.51	38.31

Cost of Revenues	(24.02)	(23.70)	(23.52)

Selling, General and Administrative Expenses	(12.57)	(13.64)	(13.58)

EBIDTA	2.13	1.17	1.21

Depreciation and Amortisation expensese	(3.91)	(4.15)	(3.89)

Net Finance Expenses	(1.37)	(1.82)	(1.30)

Other Income	0.44	13.42	0.45

Share of Affiliates	0.62	0.63	0.74

Profit / (loss) Before tax	(2.09)	9.25	(2.79)

Income Taxes	—	—	—

Profit / (loss) for the period	(2.09)	9.25	(2.79)

Business Highlights
ENTERPRISE BUSINESS
Sify’s Enterprise business has successfully added large enterprise customers to all its business verticals. Riding on the back of growing demand for Cloud and Data Centre services and backed by alliances with some of the industry’s leading players, Sify consolidated its position as a leading Managed Services Provider.
Connectivity:
Sify has successfully closed the quarter with significant wins from sectors like IT, Telecom, Retail, Manufacturing and the Government. This quarter Sify has been successful in winning large bandwidth contracts from the ISP market.
Also, Network-to-network-interface with new telecom services providers helps us in offering our Bandwidth and RF last mile services. This unique proposition has helped Sify to provide last mile to other Telecom Service Providers for their customers. Sify has launched Express Night Connect services on Internet to address the growing needs of the Call centre and BPO market.
Hosting:
Hosting business has grown by 26.35 % over the same quarter previous year. Sify has become a dominant Cloud Services Provider in the Indian market. This has helped Sify win many contracts. The customer contracts include IaaS( Infrastructure as Service) i.e. On demand Compute, On demand Storage and managed services. Existing customers have also scaled up their capacities.
The DR setup for the cloud services is ready from Sify’s Bangalore data centre. This will help customers subscribe to the BCP/DR solution on Sify’s Cloud setup.
Sify’s continued alliances with industry leaders has come in handy on large bids for connectivity and hosting business prospects. The strong alliances have also helped Sify offer Cloud based services to the business partners of the Industry leaders like HP. Sify’s collaboration with Independent Software Vendor communities to host applications on the Cloud Platform is beginning to take concrete form.
Managed Voice services:
Business Volume (in minutes) of International long distance (ILD) business (India Termination) has grown by a little over 10 % this quarter over the previous quarter and the revenue grew by around 6%. Traffic volume in Hubbing has gone up by 29% while the revenue has gone up by 23%.
System Integration Business:
The Tripura State Data Centre project has been successfully completed and has been handed over to the state government. Sify has been awarded the contract for Jharkhand State Data centre. With this contract, the total number of State Data Centre projects won by Sify will stand at 5.

Enterprise Application Services:
EAS has partnered with Nokia for Tej, a hosted mobile order management service integrated with Forum to track information from the field on-the-go. EAS has also launched Forum D’Lite, which is a lean and robust stand-alone software handpicked from the suite of Forum corporate offerings, revamped to cater to independent distributors/dealers dealing in finished products. EAS holds a unique position in the Hybrid Messaging space, providing a fusion between Microsoft Exchange and Linux based mail server.
INTERNATIONAL BUSINESS
We have just bagged the business for an expanded scope of services from a global player. To further such business, we have signed up a couple of business associates to help expand the same.
The US market will continue to be our focus for market penetration both horizontally and vertically.
Our new strategies will include addressing the active SMB market segment through partnerships, focusing on business associates program to reach out to new customers and leveraging Sify’s cloud capability to build niche cloud services.
eLearning
3 new Accounts have been added-two from the Industrial Components sector and one from a Development Agency. Sustained Q-on-Q growth with increased demand from existing customers as well as newer accounts is the driver. Strategic focus on new customer build-up has resulted in reduced Concentration risk with share of Top 2 customers at 20% of total revenue for the Quarter.
Sify has successfully piloted new-technology based learning products with our local partner in the Chinese market. This will help us increase traction for our services in this region in the coming fiscal
The elearning division also won the Bronze at the Brandon-Hall Learning Excellence Awards 2010 in the Mobile Learning category thus maintaining an unbroken five years winning streak.
CONSUMER SERVICES
More cafes into the Sify fold
In perhaps the first time in more than 3 years, the numbers of cafes opting for Sify registered a significant increase over the previous quarter. A 14% growth has been recorded over the previous quarter up from 8% over quarter one.

Advertising revenue
Spending by brand advertisers on our portals is beginning to improve. Advertising revenues increased by 30% over last quarter. Comparatively, the rise over the same period last year was a modest 8%
Investment in usability tools/user experience
On both our Sify and Samachar portals, we have invested in user centric usability tools like HTML5, Jump lists and Personalised recommendations.
The photo gallery can now be experienced through Microsoft’s IE9 browser and other modern browsers that support HTML 5 standards.
Windows 7 users can now enjoy the benefit of pinning all properties of Sify.com onto their taskbar and browsing them seamlessly via Jumplists.
‘Personalized recommendations’ suggests articles based on a user’s content consumption pattern within Samachar over a few clicked news articles.
Wireless broadband gains traction
With our wireless broadband implementation picking up steam, a special offer was launched in Tambaram (Chennai suburbs). Christened “Double Delicious Pongal Offer”, any new customer taking a broadband connection in Tambaram gets speeds of 512 kbps for the price of 256 kbps.
Launch of Sify Talk services to Cafes:
To extend our VOIP strategy to a different segment, Sify Talk, a VoIP service (Voice over Internet Protocol), targeted at internet cafes and PCOs was launched on October 2010. This follows the launch of Sify talk services to Small and Medium Businesses (SMBs) and Small Office/Home Office (SOHO) businesses.
Increase in online renewals
To promote online transactions and to aid our customers adopt online mode of payments, we launched a below-the-line campaign for existing broadband customers. This has helped us push online renewals from 6% to over 10% of the total renewals.
Alliances
As an initiative to extend the benefits of Sify mylife, our consumer cloud platform, Sify and Hungama Digital Media now offer entertainment content to the consumers. Consumers can now purchase coupons from the various Sify cyber cafes spread across the country to buy the music of their choice and download the content at any Sify cafe across India using three simple steps — browse, preview and download.
SIFY SOFTWARE LIMITED
Current focus
Comprehensive Browser based Forum Distribution Management System. Both Principal and Distributor operate over the internet; application can be hosted at Sify or at the Client’s data center.
Another focus is on building Middleware for integrating with Principal ERP.

Advantage of our Messaging platform
Sify holds a unique position in the Hybrid Messaging space, being a provider who offers a fusion between Microsoft Exchange and Linux Based Mail Server.
iTest platform
UIDAI (iTest) — This project involves certification of Master Trainers, Supervisors, Tech Support and Enrolment Operators for the mammoth Unique Identification Authority of India program, who in turn will go to the field and start the enumeration. We set up test centres at various locations, tied up with e-ports and ensured that all the deadlines set by UIDAI to Enrolment Agencies for certification were met within 31st December.
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring.
Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.Sifycorp.com.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2010, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.
For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. Pijush Das	Ms. Trúc Nguyen (ext. 418)

Investor Relations	Mr. Christopher Chu (ext. 426)

+91-44-2254-0777 (ext. 2703)	+1-646-284-9400

pijush.das@Sifycorp.com	truc.nguyen@grayling.com

Mr. Praveen Krishna	christopher.chu@grayling.com

Corporate Communications

+91 44 22540777 (extn.2055)

praveen.krishna@Sifycorp.com